UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
EVERFLOW EASTERN PARTNERS, L.P.
(Name of Issuer)
EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
(Name of Person Filing Statement)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Copy to:
Thomas L. Korner, President Everflow Eastern Partners, L.P. 585 West Main Street Canfield, Ohio 44406 330-533-2692	Michael D. Phillips, Esq. Calfee, Halter & Griswold LLP 1400 KeyBankCenter 800 Superior Avenue Cleveland, Ohio 44114 216-622-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)
April 30, 2008
(Date Tender Offer First Published, Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction Valuation: 564,327 Units of Limited Partnership Interest at $16.25per Unit	Amount of Filing Fee* $360.39
*	Previously paid. Calculated at $39.30 per million of Transaction Value.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid: $360.39

Form of Registration No.: Schedule TO

Filing Party: Everflow Eastern Partners, L.P.

Date Filed: April 30, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT
     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on April 30, 2008 (the “Schedule TO”), as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on May 30, 2008, by Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Company”), in connection with the Company’s offer to purchase up to 564,327 units of limited partnership interest (the “Units”) at a purchase price of $16.25 per Unit in cash upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase for Cash and the Letter of Transmittal were previously filed with the Securities and Exchange Commission on April 30, 2008 with the Schedule TO as exhibits (a)(1) and (a)(2) respectively.
     The information in the Offer is incorporated in this Amendment No. 2 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. Terms of the Transaction, Item 6. Purposes of the Transaction and Plans or Proposals and Item 10. Financial Statements
     Item 4—Terms of the Transaction, Item 6—Purposes of the Transaction and Plans or Proposals and Item 10—Financial Statements, which incorporates by reference the Offer to Purchase for Cash and the Letter of Transmittal, is hereby amended and supplemented as follows:
(1) Item 10 of the Schedule TO is amended and restated as follows:
Item 10. Financial Statements.
(a) Reference is hereby made to the Annual Financial Statements of the Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are incorporated herein by reference to the Company’s Annual Report on Form 10-K filed on March 18, 2008 for the fiscal year ended December 31, 2007 as well as to the unaudited consolidated financial statements, which are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2008 for the interim period ending March 31, 2008. Information as to the ratio of earnings to fixed charges is not provided because the Company has no “fixed charges,” as such term is defined in the instructions to Item 503(d) of Regulation S-K.
(b) Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information” of the Offer, which Section is incorporated herein by reference. Information as to the ratio of earnings to fixed charges is not provided because the Company has no “fixed charges,” as such term is defined in the instructions to Item 503(d) of Regulation S-K.
(c) Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information” of the Offer, which Section is incorporated herein by reference. Information as to the ratio of earnings to fixed charges is not provided because the Company has no “fixed charges,” as such term is defined in the instructions to Item 503(d) of Regulation S-K.
(2) Section 10 of the Offer to Purchase for Cash, “Certain Information About the Company; Historical and Pro Forma Financial Information,” is amended as follows:
The sections entitled “Historical Financial Information” and “Pro Forma Financial Information” beginning on page 20 are deleted and replaced in their entirety by the following:
Historical Financial Information
     A copy of the Company’s audited financial statements as of December 31, 2007 are included with the Annual Financial Statements of the Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which was mailed along with this Offer. Unitholders are strongly urged to review such discussion and statements prior to making a decision whether or not to tender Units to the Company pursuant to the Offer. Set forth below is summary financial data for the years ended as of December 31, 2007 and 2006.

	For the Year Ended
	December 31,

	2007	2006

Revenue	$34,835,438	$34,847,915
Direct Cost of Revenues	9,628,297	9,759,368
Income From Operations	23,201,806	23,088,054
Net Income	23,505,248	23,142,714
Income Per Unit From Operations	4.06	4.03
Net Income Per Unit	4.12	4.04
Total Assets	75,123,907	72,462,307
Cash Distribution Per Unit	4.00	3.75
Ratio of Earnings to Fixed Charges	NA	NA
     The following is the summary financial data for the three months ended March 31, 2008 and 2007.

	For the Three Months Ended
	March 31,

	2008	2007

Revenue	$10,434,868	$9,164,861
Direct Cost of Revenues	2,614,373	2,572,685
Income From Operations	7,279,151	6,085,253
Net Income	7,296,984	6,132,215
Income Per Unit From Operations	1.27	1.07
Net Income Per Unit	1.28	1.07
Total Assets	78,348,156	72,876,098
Cash Distribution Per Unit	0.75	1.00
Ratio of Earnings to Fixed Charges	NA	NA
     Following is the summarized audited balance sheet for the Company as of December 31, 2007.

Assets:
Current Assets	$20,554,917
Property and Equipment (net)	54,491,444
Other Assets	77,546

Total Assets	$75,123,907

Liabilities and Partners’ Equity:
Current Liabilities	3,739,743
Deferred Income Taxes	400,000
Asset Retirement Obligations	1,933,704
Partners’ Equity	69,050,460

Total Liabilities and Partners’ Equity	$75,123,907

Book Value per Unit	$12.09

     Following is the summarized unaudited balance sheet for the Company as of March 31, 2008.

Assets:
Current Assets	$22,492,328
Property and Equipment (net)	55,778,282
Other Assets	77,546

Total Assets	$78,348,156

Liabilities and Partners’ Equity:
Current Liabilities	3,883,083
Deferred Income Taxes	400,000
Asset Retirement Obligations	2,000,404
Partners’ Equity	72,064,669

Total Liabilities and Partners’ Equity	$78,348,156

Book Value per Unit	$12.62

Pro Forma Financial Information
     Following is a summarized unaudited pro forma balance sheet for the Company as of December 31, 2007 disclosing the effect of the Offer, assuming all 564,327 Units are tendered and purchased.

Assets:
Current Assets	$11,384,603
Property and Equipment (net)	54,491,444
Other Assets	77,546

Total Assets	$65,953,593

Liabilities and Partners’ Equity:
Current Liabilities	3,739,743
Deferred Income Taxes	400,000
Asset Retirement Obligations	1,933,704
Partners’ Equity	59,880,146

Total Liabilities and Partners’ Equity	$65,953,593

Book Value per Unit	$11.64

     The Company’s income statement for the year ended December 31, 2007 will not be affected by the Offer. Income per Unit from operations would have increased by 11%, from $4.06 to $4.51, had the effect of the Offer, assuming all 564,327 Units were tendered and purchased, been reflected in such calculation for the entire year. Net income per Unit would have increased by 11%, from $4.12 to $4.57, had the effect of the Offer, assuming all 564,327 Units were tendered and purchased, been reflected in such calculation for the entire year. Information as to the ratio of earnings to fixed charges for the year ended December 31, 2007 is not provided because the Company has no “fixed charges,” as such term is defined in the instructions to Item 503(d) of Regulation S-K.

     Following is a summarized unaudited pro forma balance sheet for the Company as of March 31, 2008 disclosing the effect of the Offer, assuming all 564,327 Units are tendered and purchased.

Assets:
Current Assets	$13,322,014
Property and Equipment (net)	55,778,282
Other Assets	77,546

Total Assets	$69,177,842

Liabilities and Partners’ Equity:
Current Liabilities	3,883,083
Deferred Income Taxes	400,000
Asset Retirement Obligations	2,000,404
Partners’ Equity	62,894,355

Total Liabilities and Partners’ Equity	$69,177,842

Book Value per Unit	$12.22

     The Company’s income statement for the three months ended March 31, 2008 will not be affected by the Offer. Income per Unit from operations would have increased by 11%, from $1.27 to $1.41, had the effect of the Offer, assuming all 564,327 Units were tendered and purchased, been reflected in such calculation for the three months ended March 31, 2008. Net income per Unit would have increased by 11%, from $1.28 to $1.42, had the effect of the Offer, assuming all 564,327 Units were tendered and purchased, been reflected in such calculation for the three months ended March 31, 2008. Information as to the ratio of earnings to fixed charges for the three months ended March 31, 2008 is not provided because the Company has no “fixed charges,” as such term is defined in the instructions to Item 503(d) of Regulation S-K.
(3) Item 6(c) of the Schedule TO is amended and restated as follows:
Item 6. Purposes of the Transaction and Plans or Proposals.
(c) The Company currently has no existing plans, including extraordinary transactions, asset sales or material changes to the capitalization of the Company, that would require disclosure under Item 1006(c) of Regulation M-A.
(4) The “Risk Factors” section of the Offer to Purchase for Cash is amended as follows:
The introductory paragraph of the section “No Fairness Opinion” is deleted in its entirety and replaced by the following:
No Fairness Opinion. The Company has not obtained a fairness opinion from an investment banking firm or performed any valuations in calculating the Purchase Price, other than the reserve report. The Company engaged Wright & Company, Inc., independent petroleum consultants, to prepare a reserve report as of December 31, 2007 and such report included information regarding the Company’s Proved Developed Reserves and future net cash flows for all properties in which the Company owns an interest. As discussed herein, the reserve report’s conclusions about the future net cash flows of the Company’s Proved Developed Reserves at December 31, 2007 were used in determining the Adjusted Book Value of $153,595,000 and ultimately the Purchase Price of $16.25 per Unit. As required by the Partnership Agreement, the Purchase Price is determined based on 66% of the Adjusted Book Value as of January 1, 2008 divided by the total number of Units then outstanding. In calculating the Adjusted Book Value, the Company added the total partners’ equity as of December 31, 2007 ($69,050,000) to the Standardized Measure of Discounted Future Net Cash Flows for the Company’s proved developed reserves ($136,367,000) and deducted the carrying value of the Company’s oil and gas properties (less accumulated depreciation, depletion and amortization) ($51,822,000). The Standardized Measure of Discounted Future Net Cash Flows for the Company’s proved developed reserves is determined based upon a review and analysis of the reserve report prepared by Wright & Company, Inc. As discussed in the Introduction of this Offer to Purchase, in determining the Standardized Measure of Discounted Future Net Cash Flows, the future net cash flows of the Company’s Proved Developed Reserves were discounted at a rate of 10% after adjusting for estimated future income taxes, development costs, asset retirement obligations and salvage costs in accordance with the requirements of Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities” and the Partnership Agreement. The Standardized Measure of Discounted Future Net Cash Flows of $133,492,000 is $81,670,000 higher than the carrying value of the oil and gas properties on the Company’s books of

$51,822,000 as of December 31, 2007. The Company has not performed any other valuations in calculating the Purchase Price. Please refer to the table below for further explanation as to the calculation of the Purchase Price:
(5) The “Introduction” of the Offer to Purchase is amended as follows:
The second paragraph on page 5 of the Offer to Purchase under the heading “Introduction” is deleted in its entirety and replaced by the following:
The Purchase Price calculation is included in the 2007 Annual Report Newsletter which was mailed with this Offer to Purchase. The price per Unit offered by the Company has been determined based on 66% of the Adjusted Book Value of the Company to the Limited Partners as of January 1, 2008, divided by 5,643,268, the total number of Units then outstanding, as adjusted for cash distributions of $.75 per Unit each made on January 2, 2008 and April 1, 2008, as provided for in the Company’s Partnership Agreement. The Adjusted Book Value of the Company was determined based upon the Company’s audited financial statements as of December 31, 2007. A copy of such statements is included with this Offer. In calculating the Adjusted Book Value, the Company determined the Partners’ total equity from the Company’s audited financial statements as of December 31, 2007, added the “Standardized Measure of Discounted Future Net Cash Flows” for the Company’s Proved Developed Reserves as presented in the footnotes to such financial statements and as adjusted without giving effect to any taxes, and deducted the carrying value of the Company’s oil and gas properties (cost less accumulated depreciation, depletion and amortization) evaluated at December 31, 2007. For purposes of the calculation of the Adjusted Book Value of the Company, the “Standardized Measure of Discounted Future Net Cash Flows” reported on page 10 of this Offer to Purchase was determined based upon a review and analysis of the Company’s Proved Developed Reserves as of December 31, 2007. The information about such reserves was presented in the reserve report prepared by Wright & Company, Inc., independent petroleum consultants. In accordance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 69, “Disclosures about Oil and Gas Producing Activities” and the Partnership Agreement, the future net cash flows of the Company’s Proved Developed Reserves were discounted at an annual rate of 10%. As discussed in the introduction to the reserve report, Wright & Company did not adjust the discounted future net cash flows for federal income tax and excluded consideration of encumbrances against the Company’s properties. Following receipt of the reserve report, the Company made the necessary adjustments to the future net cash flows to reflect future income taxes, development costs, asset retirement obligations and salvage costs as required by SFAS No. 69. This “Standardized Measure of Discounted Future Net Cash Flows” of the Company’s Proved Developed Reserves at December 31, 2007 was utilized to calculate the Company’s Adjusted Book Value. The methodology and assumptions used in calculating the Standardized Measure of Discounted Future Net Cash Flows are those required by SFAS No. 69 and are consistent with the footnote disclosure regarding supplemental unaudited oil and gas information in the Company’s audited financial statements as of December 31, 2007. The Standardized Measure of Discounted Future Net Cash Flows is not intended to be representative of the fair market value of the Company’s proved reserves. The valuation of revenues and costs does not necessarily reflect the amounts to be received or expended by the Company. No reserve value was attributed to any of the Company’s undeveloped lease acreage or properties. Other than the report prepared by Wright & Company, Inc., the Company has not obtained any independent valuations in calculating the Purchase Price. Management of the Company believes that the Purchase Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company. Management has, from time to time, explored the possible sale of the Company. Management has not discussed the potential sale of the Company with any potential buyer in the past year. Although management may continue to engage in discussions concerning a potential sale, management does not intend to pursue actively a sale of the Company at the present time. Management will continue to evaluate other alternatives to maximize Unitholder value.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2008	EVERFLOW EASTERN PARTNERS, L.P. By: EVERFLOW MANAGEMENT LIMITED, LLC General Partner By: EVERFLOW MANAGEMENT CORPORATION Managing Member
	By:	/s/ William A. Siskovic
William A. Siskovic
Vice President and Secretary-Treasurer